UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

REALTYMOGUL INCOME REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd, PMB #603	90064
Los Angeles, CA	(Zip code)
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common shares involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

RealtyMogul Income REIT, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets. The use of the terms “RealtyMogul Income REIT,” the “Company,” “we,” “us” or “our” in this semiannual report refer to RealtyMogul Income REIT, LLC, unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2016.

We are externally managed by RM Adviser, LLC (our “Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. Our Manager relies on certain employees of Realty Mogul, Co. who provide certain services to our Manager pursuant to a shared services agreement between our Manager and Realty Mogul, Co. All our common shares are distributed to the public exclusively through an online platform we refer to as the Realty Mogul Platform (www.realtymogul.com) and, effective August 29, 2024, all sales of our common shares are executed through RM Securities, LLC, which is a registered broker-dealer that is a member of the Financial Industry Regulatory Authority and an affiliate of our Manager and our Sponsor. The Realty Mogul Platform is operated by our affiliate, RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of our Manager and our Sponsor. We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

On August 12, 2016, our offering of up to $50,000,000 in common shares, which represent limited liability company interests in our Company (the “Initial Offering”), was qualified by the Securities and Exchange Commission (the “SEC”), and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering” and together with the Initial Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering.

Pursuant to the Second Follow-on Offering, we are offering up to $67,475,141 (comprising $62,831,545 in shares in our primary offering and $4,643,596 in shares pursuant to our distribution reinvestment plan), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of June 30, 2024, we had raised total aggregate gross offering proceeds of approximately $142,780,000 and had issued approximately 13,948,000 common shares in the Offerings, purchased by approximately 7,600 unique investors. We have used, and intend to continue using, substantially all of the net proceeds from the Offerings (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets.

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As of June 30, 2024, our portfolio was comprised of approximately $312,028,000 in real estate investments at original cost and approximately $3,325,000 in real estate debt investments that, in the opinion of our Manager, meets our investment objectives.

Results of Operations

Operating Income and Net Loss

The six months ended June 30, 2024 and 2023 resulted in net loss attributable to RealtyMogul Income REIT, LLC of approximately $3,105,000 and $2,423,000, respectively, operating income of approximately $1,672,000 and $2,210,000, respectively, and consolidated net loss of approximately $4,263,000 and $3,144,000, respectively. Period over period changes are primarily attributable to an increase in interest expense of approximately $1,028,000 for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, and changes in the fair values of interest rate swaps and caps.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from rental income, interest income and preferred return income on our investments, and other revenue, which consists of tenant fee revenue and parking income. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all our investments using similar criteria.

Rental Income, Net

For the six months ended June 30, 2024 and 2023, we earned net rental income of approximately $17,156,000 and $14,225,000 respectively. This increase was principally due to rental income from new controlling equity investments in commercial real estate as well as increased net rental income from our existing controlling interest equity investments.

Interest and Preferred Return Income

For the six months ended June 30, 2024 and 2023, we earned interest and preferred return income of approximately $694,000 and $458,000, respectively. This increase was primarily due to interest earned on cash invested in U.S. treasury bills and in our money market account of approximately $452,000 for the six months ended June 30, 2024 as compared to approximately $217,000 for the six months ended June 30, 2023.

Other Revenue

For the six months ended June 30, 2024 and 2023, we earned other revenue of approximately $811,000 and $841,000, respectively, which consisted of tenant fee revenue and parking income.

Expenses

Interest Expense

For the six months ended June 30, 2024 and 2023, we incurred interest expense of approximately $5,640,000 and $4,612,000, respectively. This increase was primarily due to interest expense from new controlling equity investments in commercial real estate and increased interest expenses due to our floating rate loans for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

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Asset Management Fees

For the six months ended June 30, 2024 and 2023, we incurred asset management fees of approximately $796,000 and $788,000, respectively. This increase was primarily due to an increase in the revenue on which property-level asset management fees are based, partially offset by a decrease in management fees paid to the Manager resulting from a decrease in total equity value.

Depreciation and Amortization

For the six months ended June 30, 2024 and 2023, we incurred depreciation and amortization expenses of approximately $6,811,000 and $5,063,000, respectively. This increase was due to new controlling equity investments in commercial real estate for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Real Estate Operating Expenses

For the six months ended June 30, 2024 and 2023, we incurred real estate operating expenses of approximately $7,974,000 and $6,325,000, respectively. This increase was due to new controlling equity investments in commercial real estate for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 and increases in real estate operating expenses in our existing portfolio.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses of approximately $1,400,000 and $1,130,000, respectively. This increase was due to new controlling equity investments in commercial real estate for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 and increases in general and administrative expenses in our existing portfolio.

Distributions

Effective as of August 29, 2024, the authorization of distributions is within the powers, duties and responsibilities delegated to our board of managers by our Manager. Previously, our Manager authorized distributions.

Our Manager has authorized and we have paid, and we expect that our board of managers will continue to authorize and we will continue to pay, distributions monthly in arrears. Shareholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the shareholders have had their shares repurchased by us.

Although our goal is to fund the payment of distributions solely from cash flow from operations, we have paid, and may continue to pay, distributions from other sources, including the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.

On September 27, 2016, our Manager authorized and we declared our first distribution to shareholders of record as of the close of business on September 30, 2016. Our Manager has authorized and we have declared monthly distributions thereafter. From September 27, 2016 through December 31, 2018, our Manager authorized distributions to shareholders of record as of the close of business on the last day of each month. Beginning on January 1, 2019, our distributions are calculated on a daily basis.

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Distributions made for distribution periods in 2023 and 2024 are shown in the table below:

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Daily Cash Distribution Amount Per Common Share	Net Asset Value (NAV) Per Share	Annualized Yield
1/1/2023 – 1/12/2023	12/31/2022	2/15/2023	$0.0018	$11.00	6.0	%(2)
1/13/2023 – 1/31/2023	12/31/2022	2/15/2023	$0.0018	$10.73	6.1	%(3)
2/1/2023 – 2/28/2023	12/31/2022	3/15/2023	$0.0018	$10.73	6.0	%(3)
3/1/2023 – 3/31/2023	2/28/2023	4/15/2023	$0.0018	$10.73	6.0	%(3)
4/1/2023 – 4/30/2023	2/28/2023	5/15/2023	$0.0018	$10.73	6.0	%(3)
5/1/2023 – 5/11/2023	5/1/2023	6/15/2023	$0.0018	$10.73	6.0	%(3)
5/12/2023 – 5/31/2023	5/1/2023	6/15/2023	$0.0018	$10.52	6.1	%(4)
6/1/2023 – 6/30/2023	5/1/2023	7/15/2023	$0.0017	$10.52	6.0	%(4)
7/1/2023 – 7/31/2023	6/12/2023	8/15/2023	$0.0017	$10.52	6.0	%(4)
8/1/2023 – 8/13/2023	6/12/2023	9/15/2023	$0.0017	$10.52	6.0	%(4)
8/14/2023 – 8/31/2023	6/12/2023	9/15/2023	$0.0017	$10.28	6.1	%(5)
9/1/2023 – 9/30/2023	8/31/2023	10/15/2023	$0.0017	$10.28	6.0	%(5)
10/1/2023 – 10/31/2023	8/31/2023	11/15/2023	$0.0017	$10.28	6.0	%(5)
11/1/2023 – 11/30/2023	10/24/2023	12/15/2023	$0.0017	$10.30	6.0	%(6)
12/1/2023 – 12/31/2023	10/24/2023	1/15/2024	$0.0017	$10.30	6.0	%(6)
1/1/2024 – 1/23/2024	12/26/2023	2/15/2024	$0.0017	$10.30	6.0	%(6)
1/24/2024 – 1/31/2024	12/26/2023	2/15/2024	$0.0017	$10.05	6.1	%(7)
2/1/2024 – 2/29/2024	12/26/2023	3/15/2024	$0.0017	$10.05	6.0	%(7)
3/1/2024 – 3/31/2024	3/1/2024	4/15/2024	$0.0017	$10.05	6.0	%(7)
4/1/2024 – 4/30/2024	3/1/2024	5/15/2025	$0.0017	$10.05	6.0	%(7)
5/1/2024 – 5/5/2024	4/30/2024	6/15/2024	$0.0017	$10.05	6.0	%(7)
5/6/2024 – 5/31/2024	4/30/2024	6/15/2024	$0.0017	$9.36	6.0	%(8)
6/1/2024 – 6/30/2024	4/30/2024	7/15/2024	$0.0015	$9.36	6.0	%(8)
7/1/2024 – 7/31/2024	7/1/2024	8/15/2024	$0.0015	$9.36	6.0	%(8)
8/1/2024 – 8/31/2024	7/1/2024	9/15/2024	$0.0015	$9.02	6.0	%(9)

(1) Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

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(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $11.00 per share NAV.

(3) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.73 per share NAV.

(4) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.52 per share NAV.

(5) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.28 per share NAV.

(6) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.30 per share NAV.

(7) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.05 per share NAV.

(8) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.36 per share NAV.

(9) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.02 per share NAV.

For the six months ended June 30, 2024, we made cash distributions to our shareholders totaling approximately $1,822,163.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flows from operations and borrowings under credit facilities.

We currently obtain the capital required to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets and conduct our operations from the proceeds of the Offerings and from any undistributed funds from our operations. As of June 30, 2024, we had approximately $17,363,000 in cash and cash equivalents and approximately $2,478,000 invested in marketable securities that provide returns on investment and are liquid, which provides flexibility for future investments. We anticipate that proceeds from our Offerings and cash flow from operations will provide sufficient liquidity to meet future funding commitments as well as our operational costs for at least one year from the date the financial statements included herewith were available to be issued.

Borrowings

For further details, please see “Note 6 - Borrowings” in Item 3. “Financial Statements” below.

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Cash Flow

The following presents our cash flows for the six months ended June 30, 2024 (in thousands):

Cash provided by (used in)	For the six months ended June 30, 2024
Operating activities:	$2,093
Investing activities:	2,716
Financing activities:	(560)
Net change in cash and cash equivalents and restricted cash	4,249
Cash and cash equivalents and restricted cash, beginning of period	21,478
Cash and cash equivalents and restricted cash, end of period	$25,727

Net cash provided by operating activities was approximately $2,093,000 for the six months ended June 30, 2024 and related principally to operating income after adding back depreciation and amortization.

Net cash provided by investing activities was approximately $2,716,000 for the six months ended June 30, 2024 and related principally to proceeds from the sale of marketable securities, partially offset by the acquisition of investments and improvements to existing investments.

Net cash used in financing activities was approximately $560,000 for the six months ended June 30, 2024 and related principally to the repurchase of common shares and the payment of cash distributions, partially offset by proceeds from the issuance of common shares pursuant to the Offerings and borrowings under mortgages payable.

Market Outlook and Recent Trends

Coming into 2024, we saw market predictions of up to six interest-rate cuts throughout the year by the Federal Reserve (the “Fed”). The Fed sets the Federal Funds Rate, the interest rate that banks in the United States pay each other to borrow or lend money overnight, which also impacts short-term interest rates generally. While we did not agree with this view of six rate cuts, we did believe there would be more aggressive rate cutting than has taken place thus far. As of September 2024, the Fed decided to move forward with its first official rate cut of the year with a 50-basis point decrease and signaled that there may be another potential rate cut in the fourth quarter of 2024.

Why is this important for commercial real estate? We believe that short-term rates and long-term rates are correlated, and we believe a decrease to the Federal Funds Rate should impact the broader treasury market. Interest rates are important for commercial real estate due to (i) most properties are purchased with a mortgage, and the interest rate on such mortgage will ultimately affect the price an investor can pay and (ii) from a purely investment standpoint, all investments are based on a premium to rate of return on treasuries, which are considered risk-free. We have begun to see that trend occur. The 10-year treasury rate has decreased from its 2024 peak of 4.70% to 3.92%, as of August 15, 2024. While we believe the decrease to the 10-year treasury rate will have a positive effect to valuations for all real estate asset classes, we expect this effect to lag behind the real-time changes in the treasury market. We believe this lag exists due to the length of time it takes an operator to go from identifying a property to actually closing on it, which is typically 90 to 120 days. The properties being closed on now are based on pricing from 90 to 180 days ago, barring any retrades. As of today, real estate values remain near four-year lows as evidenced by Greenstreet’s Commercial Property Price Index (“CPPI”), a measure of pricing for institutional quality real estate that captures the prices at which commercial real estate transactions are being negotiated and contracted.

We also believe there is a positive correlation between cap rates and interest rates. This correlation was exhibited by the pricing of real estate values, which have decreased per the CPPI by 20% and per the NAREIT Equity Apartments Index by 24% since the March 2022 peak during the same time period that short- and long-term interest rates increased. Given that interest rates have now started to decrease, we would expect the inverse to be true and for the fall of interest rates to directly precede a decrease in cap rates which would cause an increase in property valuations. Again, though, we would expect this trend to lag by several quarters.

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In our opinion, market cycles tend to overcorrect both on the low end and high end. Assuming interest rates stabilize at current values or continue to decrease, we would expect property valuations to increase as a result of the decrease in interest rates for treasuries and, subsequently, a prospective buyer’s ability to achieve a lower interest rate upon acquisition than it would have been able to in previous quarters, which reduces overall cost of capital. Accordingly, we believe an increase in property values would have a positive impact on our NAV per share.

The flip side to the slump in commercial real estate is the potential for buying opportunities. From an investment strategy perspective, we still feel that the multifamily asset class produces one of the best risk-adjusted returns in real estate. First, we believe the United States currently has a housing supply shortage, which we believe has been exacerbated by current mortgage holders, 60% of which have loans with interest rates below 4%. With record home prices, higher interest rates on 30-year fixed-rate mortgages relative to the last two decades and the basic need for housing, we believe there is strong short-term downside protection for this asset class. We also believe this asset class has built-in inflation protection as rents can be reset on an annual basis.

The current commercial real estate market appears to be showing signs of opening up. Large traded and non-traded REITs in the industry have ramped up acquisitions in recent quarters. While we believe the market is showing signs of bottoming out, we want to proceed cautiously. We have maintained approximately 7% of the Company’s unconsolidated net assets in cash and liquid securities as of September 2024. In addition, and for the assets in our portfolio that are properly seasoned, we’ve begun to explore strategic sales. The assets being analyzed have materially completed their business plans and are positioned for a successful exit. We believe investing in real estate is a long game, and we are seeing signs of bottoming out. These strategic sales and reserves position us to preserve our current investments, cover Company-level cash needs, and seize new opportunities as they arise. We believe this is the best path forward for protecting and maximizing value for our investors.

INVESTMENT STRATEGY

Our primary investment objectives are to pay attractive and consistent cash distributions on a monthly basis, create a portfolio of diversified commercial real estate investments and preserve, protect, increase and return your capital contribution. We will also seek to realize growth in the value of our investments by timing their sale to maximize value. We cannot assure shareholders that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets.

In order to achieve our investment objectives, we target income-producing investments in commercial real estate. These such investments will primarily follow an equity-focused strategy that targets preferred equity investments to maximize current income, with significant subordinate capital and downside structural protections, and joint venture equity investments to share the upside of asset appreciation with our shareholders. We will target highly occupied, stable properties and properties with modest value-add business plans to focus on current income and cash flow as well as potential downside protection. While we will continue to pursue commercial real estate loans, such as senior and mezzanine loans, when compelling investment opportunities arise, our focus will be on preferred equity investments and joint venture equity investments as we currently believe they will produce the best risk-adjusted return. Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including apartment buildings, self-storage facilities, retail centers and office buildings, allows us to quickly take advantage of opportunities created by market changes. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive returns and strong structural features.

Critical Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

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Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2024, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 8 - Related Party Arrangements” in Item 3. “Financial Statements” below.

Recent Developments

Estimated NAV per share as of June 30, 2024

On August 13, 2024, our Manager determined that our NAV per share is $9.02 as of June 30, 2024. This NAV per share will be effective until updated by us on or about September 30, 2024, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of our Manager or its affiliates at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2024 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2024.

As with any methodology used to estimate value, the methodology employed by our Manager’s or its affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Kings Landing Loan

As previously disclosed, on July 28, 2021, we acquired a joint-venture limited partnership equity investment in connection with the acquisition and renovation of Kings Landing, a 152-unit, Class A- apartment community in Creve Coeur, Missouri, a suburb of St. Louis, Missouri (the “Property”). On June 16, 2023, we made an unsecured loan to Kings Landing Investors, LLC (“Kings Landing Investors”), the entity that indirectly owns the Property, in the amount of $291,566.

On August 29, 2024, the Property was recapitalized with a new senior loan, preferred equity investment and a member loan. The recapitalization paid off the existing lender and funded related closing costs as well as established reserves to fund working capital and capital improvements for the Property. The Property-owning entity entered into a senior loan from an unaffiliated lender in the amount of $22,636,000 (the “Kings Landing Loan”). The Kings Landing Loan has a fixed interest rate of 5.28% and a term of 60 months with the first 24 months as interest only.

A separate unaffiliated third-party lender also provided preferred equity in the amount of $7,727,028 (the “Preferred Equity”). The Preferred Equity has a term of 60 months with a fixed interest rate of 14% per annum, with a current pay portion of 6% in years one and two and 7% thereafter (the “Current Interest”). Any unpaid interest beyond the Current Interest accrues until maturity. For a given period, all accrued Current Interest must be paid in full before any distributions to Kings Landing Investors are made.

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In connection with the recapitalization, we made a $3,200,000 unsecured loan (the “Additional Loan”) to Kings Landing Investors, which Additional Loan was subsequently increased to $3,317,500 on September 16, 2024. The Additional Loan has a term of 120 months with a fixed interest rate of 17% per annum, with no current pay requirement. Any unpaid interest accrues until maturity.

The business plan for the Property is to continue the renovation plan already in place to add value to the Property and hold it until the market presents an opportune time to exit. The renovation includes interior upgrades to the residential units that have not yet been renovated, which upgrades include quartz countertops, vinyl flooring, refaced cabinets, updated lighting and fixtures and a modern technology package.

The entity will continue to be managed by a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction, which fees are paid by the particular special purpose entity and not by us. RM Communities will receive an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities is also entitled to a promoted interest in amounts equal to 30% and 50% of Kings Landing Investors’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Managing Director of our Manager. We will not be entitled to any such promoted interest.

Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of the Company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization of accrual or various deferred costs; and

●	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management will utilize FFO and AFFO as measures of our operating performance, and believes they will be useful to investors because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO will serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

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Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2024 are as follows:

For the Six Months
Ended
June 30, 2024
(in thousands)
GAAP net loss attributable to RealtyMogul Income REIT, LLC	$(3,105)
Add: depreciation of properties	5,171
Adjustments for noncontrolling interest in depreciation	(1,314)
Add: amortization of lease intangibles asset	1,324
Adjustments for noncontrolling interest in amortization of lease intangibles asset	(382)
Less: amortization of lease intangible liabilities	(119)
Adjustments for noncontrolling interest in amortization of lease liabilities	43
Add: amortization of lease commissions	104
Adjustments for noncontrolling interest in amortization of lease commissions	(38)
Add: amortization of real estate tax abatement	212
Adjustments for noncontrolling interest in amortization of real estate tax abatement	(64)
Adjustments for change in fair value of interest rate cap	448
Adjustments for noncontrolling interest in change in interest rate cap	(152)
Adjustments for unrealized gain on investment in marketable securities	(90)
Funds from operations (“FFO”) applicable to common shares	2,038
Add: amortization of deferred financing costs	263
Adjustments for noncontrolling interest in amortization of deferred financing costs	(74)
Add: stock award compensation	30
Adjusted funds from operations (“AFFO”) applicable to common shares	$2,257

Item 2. Other Information

None.

10

Item 3. Financial Statements

RealtyMogul Income REIT, LLC

F-1

RealtyMogul Income REIT, LLC

Consolidated Balance Sheets

As of June 30, 2024 (unaudited) and December 31, 2023 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2024	As of December 31, 2023
ASSETS
Real estate investments, at cost
Land	$34,659	$32,815
Building and improvements	292,846	274,302
Tenant improvements	6,603	9,040
Total real estate investments, at cost	334,108	316,157
Less accumulated depreciation	(30,955)	(25,784)
Real estate investments, net	303,153	290,373
Real estate debt investments, net	3,325	3,325
Marketable securities, at fair value	2,478	12,477
Intangible lease assets, net	5,449	6,440
Lease commissions, net	889	933
Real estate tax abatement, net	5,541	3,375
Cash and cash equivalents	17,363	14,665
Shareholder funds receivable	1	25
Deferred offering costs, net	106	34
Restricted cash, escrows and deposits	8,364	6,813
Prepaid expenses	602	524
Interest receivable	39	34
Rent receivable, net	1,246	944
Interest rate caps, at fair value	191	575
Other receivables	224	299
Total Assets	$348,971	$340,836

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$5,784	$6,384
Deferred offering costs payable	58	40
Mortgages payable, net of deferred financing costs of $2,121 and $1,788 and $2,344 and $1,626 discount, respectively	237,377	222,962
Intangible lease liabilities, net	961	1,080
Security deposits	1,079	1,092
Distributions payable	525	611
Settling subscriptions payable	1,270	1,341
Asset management fee payable	87	98
Other liabilities	609	619
Member loan payable	8	8
Total Liabilities	247,758	234,235

Members’ Equity
Common shares; unlimited shares authorized; 11,693,648 and 11,647,918 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	115,795	115,240
Accumulated deficit	(39,087)	(32,462)
Total RealtyMogul Income REIT, LLC Equity	76,708	82,778
Noncontrolling interests in consolidated joint ventures	24,505	23,823
Total Members’ Equity	101,213	106,601

Total Liabilities and Members’ Equity	$348,971	$340,836

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Income REIT, LLC

Consolidated Statements of Operations

For the Six Months Ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Revenues
Rental income, net	$17,156	$14,225
Other revenue	811	841
Interest income	452	217
Preferred return income	242	241
Total revenues	18,661	15,524

Operating expenses
Asset management fees	796	788
Depreciation and amortization	6,811	5,063
Real estate operating expenses	7,974	6,325
Servicing fee	8	8
General and administrative expenses	1,400	1,130
Total operating expenses	16,989	13,314
Operating income	1,672	2,210
Other expenses (income)
Interest expense	5,640	4,612
Change in fair value of interest rate swaps	-	396
Change in fair value of interest rate caps	448	330
Other income	(63)	(82)
Unrealized (gain) loss on investment in marketable securities	(90)	98
Consolidated net loss	(4,263)	(3,144)
Net loss attributable to noncontrolling interests	(1,158)	(721)
Net loss attributable to RealtyMogul Income REIT, LLC	$(3,105)	$(2,423)

Net loss per basic and diluted common share	$(0.26)	$(0.21)

Weighted average common shares outstanding	11,770,156	11,481,721

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Income REIT, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total RealtyMogul Income REIT,	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit	LLC Equity	Joint Ventures	Equity
Balance as of December 31, 2022	11,215,814	$110,855	$(19,093)	$91,762	$24,570	$116,332
Proceeds from issuance of common shares	565,401	6,050	-	6,050	-	6,050
Stock award	3,000	32	-	32	-	32
Repurchase of common shares	(269,668)	(2,812)	-	(2,812)	-	(2,812)
Amortization of deferred offering costs	-	(182)	-	(182)	-	(182)
Contributions from noncontrolling interests	-	-	-	-	2,726	2,726
Distributions declared on common shares	-	-	(3,666)	(3,666)	-	(3,666)
Distributions to noncontrolling interests	-	-	-	-	(575)	(575)
Net loss	-	-	(2,423)	(2,423)	(721)	(3,144)
Balance as of June 30, 2023	11,514,547	$113,943	$(25,182)	$88,761	$26,000	$114,761

	Common Shares		Accumulated	Total RealtyMogul Income REIT	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit	LLC Equity	Joint Ventures	Equity
Balance as of December 31, 2023	11,647,918	$115,240	$(32,462)	$82,778	$23,823	$106,601
Proceeds from issuance of common shares	357,537	3,547	-	3,547	-	3,547
Stock award	3,000	30	-	30	-	30
Repurchase of common shares	(314,807)	(2,915)	-	(2,915)	-	(2,915)
Amortization of deferred offering costs	-	(107)	-	(107)	-	(107)
Contributions from noncontrolling interests	-	-	-	-	2,531	2,531
Distributions declared on common shares	-	-	(3,520)	(3,520)	-	(3,520)
Distributions to noncontrolling interests	-	-	-	-	(691)	(691)
Net loss	-	-	(3,105)	(3,105)	(1,158)	(4,263)
Balance as of June 30, 2024	11,693,648	$115,795	$(39,087)	$76,708	$24,505	$101,213

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Income REIT, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2024 (unaudited) and June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
OPERATING ACTIVITIES:
Consolidated net loss	$(4,263)	$(3,144)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation	5,171	4,292
Unrealized (gain) loss on investment in marketable securities	(90)	98
Stock award compensation	30	32
Amortization of intangible assets relating to leases	1,324	575
Amortization of intangible liabilities relating to leases	(119)	(80)
Amortization of deferred financing costs	263	234
Amortization of real estate tax abatement	212	132
Amortization of lease commissions	104	63
Amortization of marketable securities discount	(41)	(36)
Net change in fair value of interest rate swaps	-	395
Net change in fair value of interest rate caps	448	330
Changes in assets and liabilities:
Net change in prepaid expenses	(78)	115
Net change in interest receivable	(5)	(6)
Net change in rent receivable	(302)	(73)
Net change in other receivables	75	(71)
Net change in accounts payable and accrued expenses	(602)	1,298
Net change in asset management fee payable	(11)	(17)
Net change in security deposit	(13)	(89)
Net change in other liabilities	(10)	996
Net cash provided by operating activities	2,093	5,044
INVESTING ACTIVITIES:
Purchases of real estate	(5,263)	(27,012)
Payment of lease commissions	(60)	(77)
Purchase of marketable securities	-	(11,578)
Improvements to real estate	(2,091)	(1,364)
Proceeds from sales of marketable securities	10,130	15,103
Net cash provided by (used in) investing activities	2,716	(24,928)
FINANCING ACTIVITIES:
Proceeds from the issuance of common shares	1,795	4,189
Repurchase of common shares	(2,986)	(2,590)
Payment of cash distributions	(1,831)	(1,622)
Capital contribution from noncontrolling interests	2,531	2,726
Distribution to noncontrolling interest	(691)	(575)
Borrowings under mortgages payable	1,828	20,721
Deferred offering costs paid	(160)	-
Payment of finance costs	(596)	(339)
Repayment of debt	(450)	(57)
Proceeds from member loan	-	8
Net cash (used in) provided by financing activities	(560)	22,461

Net increase in cash and cash equivalents and restricted cash	4,249	2,577
Cash and cash equivalents and restricted cash, beginning of period	21,478	21,608
Cash and cash equivalents and restricted cash, end of period	$25,727	$24,185

Cash paid for interest	$5,952	$4,118
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:

Shareholder funds receivable	$24	$212
Change in settling subscriptions payable	$(71)	$222
Change in distributions declared but not paid	$(86)	$(31)
Change in deferred offering costs payable	$19	$-
Shares issued through distribution reinvestment program	$1,776	$2,074
Mortgage assumed through real estate acquisition	$13,307	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Note 1 – Formation and Organization

RealtyMogul Income REIT, LLC (the “Company”) is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets. The Company was formed under the name MogulREIT I, LLC and, effective October 15, 2021, changed its name to RealtyMogul Income REIT, LLC. The use of the terms “RealtyMogul Income REIT,” the “Company,” “we,” “us,” or “our” in this semiannual report refer to RealtyMogul Income REIT, LLC and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“RM Adviser” or our “Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.

On August 12, 2016, our initial offering of common shares, which represent limited liability company interests in our Company (the “Initial Offering”), was qualified by the SEC, and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering” and, together with the Initial Offering and the Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering. We are continuing to offer in the Second Follow-on Offering up to $67,475 in our common shares (comprising $62,832 in shares in our primary offering and $4,464 in shares pursuant to our distribution reinvestment plan), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000 in our common shares. Our offering price per share equals the most recently announced net asset value (“NAV”) per share, which is $9.02, as of June 30, 2024. As of June 30, 2024, we had issued an aggregate of 13,947,688 common shares in the Offerings for gross offering proceeds of approximately $142,780.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of members’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

F-6

GAAP requires any subsidiaries, investment, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its wholly-owned subsidiary, Realty Mogul 83, LLC (“RM83”), which was formed during 2017, its controlled joint ventures, RM La Privada, LLC (“La Privada”), RM The Hamptons, LLC (“The Hamptons”), and Columbus Office Portfolio, LLC (“Columbus”), all of which were acquired during 2019, RM Pohlig, LLC (“Pohlig”) and RM Lubbock MOB, LLC (“Lubbock MOB”), both of which were acquired during 2020, RM Turtle Creek, LLC (“Turtle Creek”), RM Kings Landing, LLC (“Kings Landing”), RM Roosevelt Commons, LLC (“Roosevelt Commons”), RM Minnehaha Meadows, LLC (“Minnehaha Meadows”) and RM Bentley, LLC (“Bentley Apartments”), all of which were acquired during 2021, RM Haverford Place, LLC (“Haverford Place”), RM Edison, LLC (“Edison Apartments”) and RICORE Columbia Square, LLC (“Columbia Square”), all of which were acquired during 2022, RICORE Acropolis LLC (“The Acropolis”), which was acquired during 2023, and RM 223 E Town, LLC (“223 E Town Apartments”), which was acquired during 2024.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2023, which was filed with the SEC on April 26, 2024.

Reclassification

The Company has reclassified certain items on the consolidated balance sheets and consolidated statements of operations and cash flows for the prior year to conform with the current year presentation. For the six months ended June 30, 2023, tenant reimbursements totaling $1,930 previously reported in tenant reimbursements and other revenue have been added to rental income, net on the consolidated statement of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Earnings Per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024 and December 31, 2023.

F-7

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2024 and December 31, 2023, there was $1 and $25, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2024 and December 31, 2023. Shareholder funds receivable are carried at cost which approximates fair value.

Settling Subscriptions Payable

Share repurchases initiated in June 2024 and December 2023 were settled in July 2024 and February 2024, respectively. These liabilities were reversed subsequent to June 2024 and December 2023 when the share repurchases settled in July 2024 and February 2024, respectively.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2024, the Company’s investments in real estate operate in Virginia, Ohio, Texas, Missouri, Washington, Kentucky and Oregon. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing and commercial real estate in those geographical areas.

For the six months ended June 30, 2024, the Company’s annualized rental income in real estate equity investments by state is approximately 45%, 16%, 12%, 9%, 8%, 6% and 4%, for Ohio, Missouri, Virginia, Texas, Kentucky, Washington and Oregon, respectively.

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees and expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ equity. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Second Follow-on Offering is not successfully completed. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the Offerings.

As of June 30, 2024 and December 31, 2023, the Manager had incurred offering costs of $3,876 and $3,697, respectively, on behalf of the Company. As of June 30, 2024 and December 31, 2023, $3,770 and $3,663, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity. Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

F-8

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2024 and December 31, 2023, the Company held investments in 15 and 14 entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments, reduced by an allowance for credit losses. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an allowance for credit loss is required. The Company recognizes an allowance for credit losses for financial assets carried at amortized cost and other qualifying receivables to present the net amount expected to be collected as of the consolidated balance sheet date using the probability of default/loss given default method using historical losses adjusted for current conditions and reasonable and supportable forecasts. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and based on the Company’s expectations as of the consolidated balance sheet date. Assets are written off when the Company determines that such financial assets are deemed uncollectible or based on regulatory requirements, whichever is earlier. Write-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the consolidated balance sheet date. The Company elected to use the practical expedient for collateral dependent receivables as estimates for the recovery of debt investments is based on collateral value.

F-9

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and the year ended December 31, 2023, $3,520 and $7,326, respectively, in distributions have been declared to shareholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares.

Tax periods from 2021 to 2024 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment include terms that are similar to interest on a debt instrument. As of June 30, 2024 and December 31, 2023, no amortization of premium, discount, or origination costs or fees have been recognized.

Rental income is recognized as rentals become due on a straight-line basis over the term of the lease when there are rent abatements or scheduled changes to contractual base rent. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases. For certain properties, in addition to contractual base rent, the tenants pay their share of taxes, insurance, common area maintenance, and utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

F-10

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standards Update (“ASU”) 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The fair value of the purchase consideration is then allocated based on the relative fair value of the assets including land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors. As of June 30, 2024 and December 31, 2023, the Company determined that there was no impairment of long-lived assets.

For each lease we assume through an acquisition of a property, the Company applies ASC 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date. If the terms are favorable, an above-market lease intangible asset is recorded, and if the terms are unfavorable, a below-market lease liability is recorded. ASC 805-20-25-12 does not provide further guidance on how to arrive at the fair value of the above- or below-market lease intangible asset or liability, so the Company refers to ASC 820 and ASC 842 for the appropriate valuation guidance. ASC 820 provides detailed guidance for using management’s judgment and other market participant considerations in assessing fair value when quoted prices are not available. Primarily all of the Company’s existing above- and below-market leases resulted from our 2019 to 2023 acquisitions of office properties.

F-11

Restricted Cash and Escrows

In November 2016, the Financial Accounting Standards Board issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statements of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statements of cash flows. The adoption of this standard results in amounts previously recorded in cash provided by (used in) operating activities on the statements of cash flows to be included in the beginning and ending balances of cash and cash equivalents and restricted cash on the statements of cash flows. The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the consolidated balance sheets to be included in cash and cash equivalents and restricted cash on the consolidated statements of cash flows.

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Cash Equivalents and Restricted Cash on the consolidated statements of cash flows:

	June 30, 2024	December 31, 2023

Cash and cash equivalents	$17,363	$14,665
Restricted cash, escrows and deposits	8,364	6,813
Total cash and cash equivalents and restricted cash	$25,727	$21,478

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2024 and December 31, 2023, there was $258 and $341, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2024 and June 30, 2023, were $231 and $167, respectively.

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 to 49 years. Site improvements, building improvements and tenant improvements are depreciated on the straight-line method over an estimated useful life of 1.1 to 19 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Amortization of intangible lease assets is computed over the remaining life of the leases using the straight-line method. Amortization of the real estate tax abatement is computed over the 10 to 15-year abatement period using the straight-line method.

Deferred Financing Costs and Mortgage Discount

Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. The Company recognizes a debt discount or premium in connection with mortgages assumed at fair value in accordance with ASC 805.

F-12

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

The Company periodically will enter into interest rate cap agreements that are measured at fair value on a recurring basis in order to limit interest rate risk on variable rate mortgages and the Company does not use such agreements for trading purposes. The Company has determined that the fair value of the interest rate cap of $191 and $575, as of June 30, 2024 and December 31, 2023, respectively, in connection with Kings Landing, which is included in interest rate caps, at fair value in the accompanying consolidated balance sheets, was not significant. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, management determined the impact on the credit valuation adjustments were not significant to the overall valuation of the interest rate caps as of June 30, 2024 and December 31, 2023. As a result, the fair value of the interest rate caps were considered to be based primarily using Level 2 inputs.

On a recurring basis, the Company measures its interest rate swap derivative on the Columbus portfolio at its estimated fair value. In determining the fair value of its interest rate swap derivative, the Company uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, the Company determined that the impact of the credit valuation adjustments were not significant to the overall valuation of the swap. As a result, the fair value of the swap is considered to be based primarily on Level 2 inputs and a Level 2 measurement.

F-13

The Company is required to disclose an estimate of fair value of financial instruments for which it is practicable to estimate the fair value. For certain financial instruments, fair values are not readily available since there are no active trading markets characterized by current exchanges by willing parties. The Company believes that the carrying amount reasonably approximates the fair value of the Company’s financial instruments.

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”), provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

New accounting pronouncements

On January 1, 2023, the Company adopted ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASC 326”), and its related amendments using the modified retrospective method. The new standard changes the impairment model for most financial assets that are measured at amortized cost and certain other instruments, including trade receivables, from an incurred loss model to an expected loss model and adds certain new required disclosures. Under the expected loss model, entities will recognize credit losses to be incurred over the entire contractual term of the instrument rather than delaying recognition of credit losses until it is probable the loss has been incurred. In accordance with ASC 326, the Company evaluates certain criteria, including aging and historical write-offs, current economic condition of specific customers and future economic conditions, to determine the appropriate allowance for credit losses. The adoption of ASC 326 had an insignificant impact on opening retained earnings; therefore, management recognized the effect of adoption in the year ended December 31, 2023.

Note 3 – Real Estate Debt Investments

We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2024 and December 31, 2023. We have invested in 23 debt and debt-like investments with 22 of those investments paid off in full since inception through June 30, 2024.

The following table presents the Company’s investments in real estate debt related assets as of June 30, 2024 and December 31, 2023:

As of June 30, 2024:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$3,325	$3,325	14.00%	100.00%
Balance as of June 30, 2024	1	$3,325	$3,325	14.00%	100.00%

As of December 31, 2023:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$3,325	$3,325	14.00%	100.00%
Balance as of December 31, 2023	1	$3,325	$3,325	14.00%	100.00%

F-14

The following table describes our debt related investment activities for the six months ended June 30, 2024 and the year ended December 31, 2023:

Investments in Debt:	Amount
Balance as of December 31, 2022	$3,325
Principal repayments	-
Balance as of December 31, 2023	3,325
Principal repayments	-
Balance as of June 30, 2024	$3,325

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2024 and December 31, 2023, all investments are considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment. As of both June 30, 2024 and December 31, 2023, none of our debt related investments were considered impaired, and no impairment charges were recorded in the consolidated financial statements.

F-15

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated investments in real estate as of June 30, 2024:

Description of Property	Land	Building and Improvements	Tenant Improvements	Accumulated Depreciation	Total
223 E Town Apartments	$1,844	$13,922	$93	$(130)	$15,729
Columbus, OH
The Acropolis	1,887	19,750	2,102	(1,337)	22,402
Beavercreek, OH
Columbia Square	1,331	10,468	528	(729)	11,598
Cincinnati, OH
Edison Apartments	1,622	18,108	-	(1,084)	18,646
Gresham, OR
Haverford Place	2,749	30,297	-	(2,491)	30,555
Georgetown, KY
Bentley Apartments	1,565	25,637	-	(1,747)	25,455
Grove City, OH
Roosevelt Commons	889	11,901	-	(735)	12,055
Vancouver, WA
Minnehaha Meadows	1,289	15,426	-	(988)	15,727
Vancouver, WA
Kings Landing	3,901	37,958	65	(3,309)	38,615
Creve Coeur, MO
Turtle Creek	3,069	22,195	-	(1,902)	23,362
Fenton, MO
Lubbock MOB	1,359	6,173	264	(825)	6,971
Lubbock, TX
Pohlig	1,660	15,772	867	(2,440)	15,859
Richmond, VA
Columbus	4,748	34,232	2,684	(6,016)	35,648
Columbus, OH
The Hamptons	4,226	20,050	-	(4,368)	19,908
Virginia Beach, VA
La Privada Apartments	2,520	10,957	-	(2,854)	10,623
El Paso, TX
Total	$34,659	$292,846	$6,603	$(30,955)	$303,153

F-16

The following table presents the Company’s consolidated investments in real estate as of December 31, 2023:

Description of Property	Land	Building and Improvements	Tenant Improvements	Accumulated Depreciation	Total
The Acropolis	$1,887	$19,267	$2,102	$(711)	$22,545
Beavercreek, OH
Columbia Square	1,331	10,338	528	(521)	11,676
Cincinnati, OH
Edison Apartments	1,622	18,108	-	(843)	18,887
Gresham, OR
Haverford Place	2,749	30,260	-	(1,950)	31,059
Georgetown, KY
Bentley Apartments	1,565	25,622	-	(1,423)	25,764
Grove City, OH
Roosevelt Commons	889	11,901	-	(601)	12,189
Vancouver, WA
Minnehaha Meadows	1,289	15,426	-	(808)	15,907
Vancouver, WA
Kings Landing	3,901	37,793	65	(2,730)	39,029
Creve Coeur, MO
Turtle Creek	3,069	22,173	-	(1,622)	23,620
Fenton, MO
Lubbock MOB	1,359	6,173	264	(722)	7,074
Lubbock, TX
Pohlig	1,660	15,772	867	(2,123)	16,176
Richmond, VA
Columbus	4,748	30,484	5,214	(5,335)	35,111
Columbus, OH
The Hamptons	4,226	20,028	-	(3,834)	20,420
Virginia Beach, VA
La Privada Apartments	2,520	10,957	-	(2,561)	10,916
El Paso, TX
Total	$32,815	$274,302	$9,040	$(25,784)	$290,373

Depreciation expense amounted to $5,171 and $4,292, respectively, for the six months ended June 30, 2024 and June 30,2023.

F-17

The following table presents the Company’s intangible lease assets and liabilities as of June 30, 2024:

Description of Property	Intangible Lease Asset	Amortized Intangible Lease Asset	Lease Commissions	Amortized Lease Commissions	Intangible Lease Liability	Amortized Intangible Lease Liability	Real Estate Tax Abatement	Amortized Real Estate Tax Abatement	Total
223 E Town Apartments	$333	$(205)	$-	$-	$-	$-	$2,377	$(79)	$2,426
Columbus, OH
The Acropolis	4,083	(1,180)	180	(17)	(110)	85	-	-	3,041
Beavercreek, OH
Columbia Square	1,466	(768)	125	(14)	(33)	12	-	-	788
Cincinnati, OH
Edison Apartments	294	(294)	-	-	-	-	-	-	-
Gresham, OR
Haverford Place	344	(344)	-	-	-	-	-	-	-
Georgetown, KY
Bentley Apartments	246	(246)	-	-	-	-	3,971	(728)	3,243
Grove City, OH
Roosevelt Commons	81	(81)	-	-	-	-	-	-	-
Vancouver, WA
Minnehaha Meadows	146	(146)	-	-	-	-	-	-	-
Vancouver, WA
Kings Landing	354	(354)	190	(114)	-	-	-	-	76
Creve Coeur, MO
Turtle Creek	305	(305)	-	-	-	-	-	-	-
Fenton, MO
Lubbock MOB	864	(309)	-	-	-	-	-	-	555
Lubbock, TX
Pohlig	242	(242)	-	-	-	-	-	-	-
Richmond, VA
Columbus	4,215	(3,050)	854	(315)	(1,630)	715	-	-	789
Columbus, OH
The Hamptons	344	(344)	-	-	-	-	-	-	-
Virginia Beach, VA
La Privada Apartments	282	(282)	-	-	-	-	-	-	-
El Paso, TX
Total	$13,599	$(8,150)	$1,349	$(460)	$(1,773)	$812	$6,348	$(807)	$10,918

F-18

The following table presents the Company’s intangible lease assets and liabilities as of December 31, 2023:

Description of Property	Intangible Lease Asset	Amortized Intangible Lease Asset	Lease Commissions	Amortized Lease Commissions	Intangible Lease Liability	Amortized Intangible Lease Liability	Real Estate Tax Abatement	Amortized Real Estate Tax Abatement	Total
The Acropolis	$4,083	$(636)	$181	$(2)	$(110)	$46	$-	$-	$3,562
Beavercreek, OH
Columbia Square	1,466	(558)	118	(8)	(33)	9	-	-	994
Cincinnati, OH
Edison Apartments	294	(294)	-	-	-	-	-	-	-
Gresham, OR
Haverford Place	344	(344)	-	-	-	-	-	-	-
Georgetown, KY
Bentley Apartments	246	(246)	-	-	-	-	3,971	(596)	3,375
Grove City, OH
Roosevelt Commons	81	(81)	-	-	-	-	-	-	-
Vancouver, WA
Minnehaha Meadows	146	(146)	-	-	-	-	-	-	-
Vancouver, WA
Kings Landing	354	(354)	190	(95)	-	-	-	-	95
Creve Coeur, MO
Turtle Creek	305	(305)	-	-	-	-	-	-	-
Fenton, MO
Lubbock MOB	864	(270)	-	-	-	-	-	-	594
Lubbock, TX
Pohlig	242	(242)	-	-	-	-	-	-	-
Richmond, VA
Columbus	4,215	(2,724)	801	(252)	(1,630)	638	-	-	1,048
Columbus, OH
The Hamptons	344	(344)	-	-	-	-	-	-	-
Virginia Beach, VA
La Privada Apartments	282	(282)	-	-	-	-	-	-	-
El Paso, TX
Total	$13,266	$(6,826)	$1,290	$(357)	$(1,773)	$693	$3,971	$(596)	$9,668

F-19

As of both June 30, 2024 and December 31, 2023, the amortization period for the intangible lease assets ranges from 3 months to 13.5 years. At June 30, 2024 and December 31, 2023, accumulated amortization of intangible lease assets was $8,150 and $6,826, respectively. The unamortized balance of intangible lease assets, at June 30, 2024 and December 31, 2023 was $5,449 and $6,440, respectively. At June 30, 2024 and December 31, 2023, accumulated amortization of lease commissions was $460 and $357, respectively. The unamortized balance of lease commissions, at June 30, 2024 and December 31, 2023, was $889 and $933, respectively. At June 30, 2024 and December 31, 2023, accumulated amortization of real estate tax abatement was $807 and $596, respectively. The unamortized balance of real estate tax abatement, at June 30, 2024 and December 31, 2023, was $5,541 and $3,375, respectively. For the six months ended June 30, 2024 and June 30, 2023, the Company recognized amortization expense of $1,640 and $770, respectively.

At June 30, 2024 and December 31, 2023, accumulated amortization of below-market lease liabilities was $812 and $693, respectively. The unamortized balance of below-market lease liabilities, at June 30, 2024 and December 31, 2023, was $961 and $1,080, respectively. For the six months ended June 30, 2024 and June 30, 2023, the Company recorded amortization expense in real estate income of $119 and $80, respectively, in the consolidated statements of operations.

Minimum Future Rents and Amortization of Lease Intangible Assets

The multi-family rental properties owned at June 30, 2024 are principally leased under 12-month operating leases with tenant renewal rights. For office properties, the following table details the future minimum rents and amortization of intangible lease assets and liabilities over the next five years and thereafter:

	Future minimum lease payments	Amortization of intangible lease assets	Amortization of lease commissions	Amortization of intangible lease liabilities	Amortization of real estate tax abatement
Remaining six months ending December 31, 2024	$4,422	$1,133	$97	$105	$251
2025	8,242	2,219	185	160	502
2026	7,085	1,414	159	113	502
2027	5,881	209	136	95	502
2028	5,248	209	60	92	502
Thereafter	16,290	265	252	396	3,282
Total	$47,168	$5,449	$889	$961	$5,541

Note 5 – Marketable Securities

As of June 30, 2024, the Company held one investment in an exchange traded fund for a total cost of $2,599. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$2,478	$2,478	$-	$-
Investment in marketable securities	$2,478	$2,478	$-	$-

F-20

As of December 31, 2023, the Company held one investment in an exchange traded fund and two investments in U.S. treasury bills (“U.S. T-bills”) for a total cost of $12,688. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$2,387	$2,387	$-	$-
Investments in U.S. T-bills (3 months or less)	10,090	10,090	-	-
Investment in marketable securities	$12,477	$12,477	$-	$-

The unrealized (gain) loss on investment in marketable securities included in the consolidated statements of operations attributable to Level 1 measurements was $(90) and $98 for the six months ended June 30, 2024 and June 30, 2023, respectively.

As of June 30, 2024, two U.S. T-bills purchased during 2023 matured for gross total proceeds of $10,130, of which $41 is recognized as interest income, reported in the consolidated statements of operations.

During 2023, the Company purchased eight U.S. T-bills at a cost of $35,447 and six U.S. T-bills matured for gross total proceeds of $25,718, of which $270 is recognized as interest income, reported in the consolidated statements of operations.

Note 6 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheets:

June 30, 2024
Mortgages payable, gross	$241,842
Unamortized deferred financing costs	(2,121)
Unamortized discount	(2,344)
Mortgages payable, net	$237,377

December 31, 2023
Mortgages payable, gross	$226,376
Unamortized deferred financing costs	(1,788)
Unamortized discount	(1,626)
Mortgages payable, net	$222,962

F-21

Scheduled principal repayments during the next five years and thereafter are as follows:

For the remaining six months ending December 31, 2024	$65,548
2025	1,136
2026	2,019
2027	17,632
2028	10,586
Thereafter	144,921
Total	$241,842

The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

The details of the mortgages payable as of June 30, 2024 are as follows:

Description of Property	Originated Principal	Loan Originated date	Maturity Date	Interest type		Interest Rate	Amortization Start Date	Principal Balance as of June 30, 2024
223 E Town Apartments	$14,089	2/5/2019	3/1/2029	Fixed		4.93%	3/31/2024	$14,041
Columbus, OH
The Acropolis	19,370	(1)	9/1/2045	Fixed		4.63%	(1)	$18,897
Beavercreek, OH
Columbia Square	8,870	8/23/2022	9/1/2029	Fixed		4.95%	8/31/2025	9,150
Cincinnati, OH
Edison Apartments	11,545	3/30/2022	4/1/2032	Fixed		3.58%	4/1/2032	11,545
Gresham, OR
Haverford Place	20,914	2/2/2022	3/1/2032	Fixed		3.24%	4/1/2027	20,914
Georgetown, KY
Bentley Apartments	21,140	10/13/2021	11/1/2031	Fixed		3.43%	12/1/2025	21,140
Grove City, OH
Roosevelt Commons	8,076	9/20/2021	9/30/2028	Fixed		2.68%	9/30/2028	8,076
Vancouver, WA
Minnehaha Meadows	12,065	9/20/2021	10/31/2031	Fixed		2.95%	11/1/2026	12,065
Vancouver, WA
Kings Landing(2)	29,614	7/28/2021	8/6/2024	SOFR+ 315 BPS	(3)	8.64%	-	33,500
Creve Coeur, MO
Turtle Creek	18,900	1/27/2021	2/1/2031	Fixed		3.33%	3/1/2026	18,900
Fenton, MO
Pohlig	10,829	11/19/2020	12/1/2027	Fixed		3.37%	1/1/2024	10,727
Richmond, VA
Lubbock MOB	5,845	6/26/2020	6/15/2027	Fixed		4.15%	7/1/2020	5,415
Lubbock, TX
Columbus(2)	33,636	11/1/2019	11/1/2024	SOFR+ 250 BPS	(4)	7.84%	-	31,552
Columbus, OH
The Hamptons	15,850	10/1/2019	11/6/2029	Fixed		4.03%	-	15,850
Virginia Beach, VA
La Privada Apartments	10,070	5/31/2019	6/6/2029	Fixed		4.89%	-	10,070
El Paso, TX
Total	$240,813	-	-	-		-	-	$241,842

(1)	The Acropolis mortgage payable comprises two notes. The first note, dated August 17, 2020, in the amount of $12,560, was assumed by The Acropolis upon acquisition (the “Original Note”), and the second note, dated June 9, 2023, in the amount of $6,810, was an additional advance to the Original Note (the “Advance Note” and with the Original Note, the “Notes”). The Original Note has a fixed interest rate of 3.750% and is fully amortizing. The Advance Note has a fixed interest rate of 6.375% and is fully amortizing. The Notes are coterminous and are subject to interest rate adjustments on September 1, 2030. The interest rate in the table reflects the blended interest rate of the Notes.

F-22

(2)

Subsequent to June 30, 2024, this property was recapitalized with a new senior loan, preferred equity investment and a member loan. The recapitalization paid off the existing lender and funded related closing costs as well as established reserves to fund working capital and capital improvements for the property. The property-owning entity entered into a senior loan from an unaffiliated lender in the amount of $22,636 (the “Kings Landing Loan”), which has a fixed interest rate of 5.28% and a term of 60 months with the first 24 months as interest only. A separate unaffiliated third-party lender also provided preferred equity in the amount of $7,727 (the “Preferred Equity”), which has a term of 60 months with a fixed interest rate of 14% per annum, with a current pay portion of 6% in years one and two and 7% thereafter. In connection with the recapitalization, we made a $3,200 unsecured loan (the “Additional Loan”) to the property-owning entity, which has a term of 120 months with a fixed interest rate of 17% per annum, with no current pay requirement. The Additional Loan was subsequently increased to $3,318 on September 16, 2024. Any unpaid interest accrues until maturity.

(3)	Interest on this mortgage payable transitioned away from LIBOR effective June 6, 2023 to 1 Month USD-SOFR CME Term until maturity. Following the recapitalization of this property subsequent to June 30, 2024, as noted in footnote (2) above, each of the Kings Landing Loan, Preferred Equity and Additional Loan has a fixed interest rate.

(4)	Interest on this mortgage payable transitioned away from LIBOR to SOFR effective November 1, 2023 in connection with the 1-year extension which extended the maturity date to November 1, 2024.

The details of the mortgages payable as of December 31, 2023 are as follows:

Description of Property	Originated Principal	Loan Originated date	Maturity Date	Interest type		Interest Rate	Amortization Start Date	Principal Balance as of December 31, 2023
The Acropolis	$19,370	(1)	9/1/2045	Fixed		4.63%	(1)	$19,141
Beavercreek, OH
Columbia Square	8,870	8/23/2022	9/1/2029	Fixed		4.95%	8/31/2025	9,150
Cincinnati, OH
Edison Apartments	11,545	3/30/2022	4/1/2032	Fixed		3.58%	4/1/2032	11,545
Gresham, OR
Haverford Place	20,914	2/2/2022	3/1/2032	Fixed		3.24%	4/1/2027	20,914
Georgetown, KY
Bentley Apartments	21,140	10/13/2021	11/1/2031	Fixed		3.43%	12/1/2025	21,140
Grove City, OH
Roosevelt Commons	8,076	9/20/2021	9/30/2028	Fixed		2.68%	9/30/2028	8,076
Vancouver, WA
Minnehaha Meadows	12,065	9/20/2021	10/31/2031	Fixed		2.95%	11/1/2026	12,065
Vancouver, WA
Kings Landing	29,614	7/28/2021	8/6/2024	LIBOR+ 315 BPS	(3)	8.64%	-	33,500
Creve Coeur, MO
Turtle Creek	18,900	1/27/2021	2/1/2031	Fixed		3.33%	3/1/2026	18,900
Fenton, MO
Pohlig	10,829	11/19/2020	12/1/2027	Fixed		3.37%	1/1/2024	10,829
Richmond, VA
Lubbock MOB	5,845	6/26/2020	6/15/2027	Fixed		4.15%	7/1/2020	5,472
Lubbock, TX
Columbus(2)	33,636	11/1/2019	11/1/2024	LIBOR+ 250 BPS	(4)	7.80%	-	29,724
Columbus, OH
The Hamptons	15,850	10/1/2019	11/6/2029	Fixed		4.03%	-	15,850
Virginia Beach, VA
La Privada Apartments	10,070	5/31/2019	6/6/2029	Fixed		4.89%	-	10,070
El Paso, TX
Total	$226,724	-	-	-		-	-	$226,376

(1)	The Acropolis mortgage payable comprises two notes. The first note, dated August 17, 2020, in the amount of $12,560, was assumed by The Acropolis upon acquisition (the “Original Note”), and the second note, dated June 9, 2023, in the amount of $6,810, was an additional advance to the Original Note (the “Advance Note” and with the Original Note, the “Notes”). The Original Note has a fixed interest rate of 3.750% and is fully amortizing. The Advance Note has a fixed interest rate of 6.375% and is fully amortizing. The Notes are coterminous and are subject to interest rate adjustments on September 1, 2030. The interest rate in the table reflects the blended interest rate of the Notes.

F-23

(2)	Subsequent to December 31, 2023, this property was recapitalized with a new senior loan, preferred equity investment and a member loan. The recapitalization paid off the existing lender and funded related closing costs as well as established reserves to fund working capital and capital improvements for the property. The property-owning entity entered into a senior loan from an unaffiliated lender in the amount of $22,636 (the “Kings Landing Loan”), which has a fixed interest rate of 5.28% and a term of 60 months with the first 24 months as interest only. A separate unaffiliated third-party lender also provided preferred equity in the amount of $7,727 (the “Preferred Equity”), which has a term of 60 months with a fixed interest rate of 14% per annum, with a current pay portion of 6% in years one and two and 7% thereafter. In connection with the recapitalization, we made a $3,200 unsecured loan (the “Additional Loan”) to the property-owning entity, which has a term of 120 months with a fixed interest rate of 17% per annum, with no current pay requirement. The Additional Loan was subsequently increased to $3,318 on September 16, 2024. Any unpaid interest accrues until maturity.

(3)	Interest on this mortgage payable transitioned away from LIBOR effective June 6, 2023 to 1 Month USD-SOFR CME Term until maturity. Following the recapitalization of this property subsequent to December 31, 2023, as noted in footnote (2) above, each of the Kings Landing Loan, Preferred Equity and Additional Loan has a fixed interest rate.

(4)	Interest on this mortgage payable transitioned away from LIBOR to SOFR effective November 1, 2023 in connection with the 1-year extension which extended the maturity date to November 1, 2024.

Note 7 – Business Combinations and Asset Acquisitions

RM 223 E Town, LLC

On March 5, 2024, the Company acquired a 66.0% equity interest in 223 E Town Apartments, a special purpose entity (“SPE”) formed to acquire, renovate, own and operate 223 E Town Apartments, an apartment community located in Columbus, Ohio.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. 223 E Town Apartments is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for 223 E Town Apartments and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

March 5, 2024
Consideration
Cash (including transaction costs of $581 and debt proceeds of $14,089)	$18,647
Fair value of total consideration transferred	$18,647

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,844
Buildings, site improvements and tenant improvements	14,015
Intangible lease asset and Real Estate tax abatement	2,711
Escrow, deposits and other assets	77
Total identifiable net assets	$18,647

F-24

RICORE Acropolis, LLC

On June 9, 2023, the Company acquired a 74.2% equity interest in The Acropolis, a SPE formed to acquire, renovate, own and operate The Acropolis, an office located in Beavercreek, Ohio.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. The Acropolis is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for The Acropolis and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

June 9, 2023
Consideration
Cash (including transaction costs of $762 and debt proceeds of $19,370)	$27,011
Fair value of total consideration transferred	$27,011

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,887
Buildings, site improvements and tenant improvements	21,151
Intangible lease asset	4,084
Intangible lease liability	(111)
Total identifiable net assets	$27,011

Note 8 – Related Party Arrangements

From time to time, unaffiliated and affiliated third parties will pay our Manager or an affiliate of our Manager one or more of the fees set forth below in connection with the investment and management of our equity investments. A portion of some of these fees are paid to personnel affiliated with our Manager or its affiliates, including officers of our Manager, Jilliene Helman and Eric Levy. Additionally, affiliates of our Manager and other personnel affiliated with our Manager, including Ms. Helman, may co-invest directly in an investment opportunity. These affiliates may be entitled to certain rights, fees and other incentives in connection with such co-investments. As a result of the above, the judgement of such affiliates may be influenced by their interests in such equity investments and co-investments, which interests may diverge from, and cause these affiliates to take actions contrary to, our best interests. The following fees are not paid directly by us, and we will not be entitled to these fees. There are instances in which we are the sole member and have control of a third-party entity in which we invest and which will pay the following fees. In addition, the following fees reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment.

F-25

The actual amounts of the following fees are dependent on, among other things, total invested equity, real estate transaction sizes, financing amounts, property income and performance, and distributable cash. We cannot determine these specific amounts at the present time.

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee / Real Estate Acquisition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3.0% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1.0% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.5% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2.0% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid a (8.0% or higher) cumulative, non-compounded preferred return.

●

Construction Management/Capital Expenditure Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

From time to time, unaffiliated third parties will pay to an affiliate of our Manager, including, without limitation, Realty Mogul Commercial Capital, Co. (“RMCC”) or RM Communities, LLC (“RM Communities”) (each of RMCC and RM Communities is referred to herein as an “RM Originator”), one or more of the fees set forth below in connection with the origination, investment and management of real estate loans or preferred equity investments. The following fees are not paid directly by us, and we will not be entitled to these fees. In addition, the following fees reduce the amount of funds that are invested in the underlying real estate loans and preferred equity investments and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment. The actual amount of the following fees are dependent on, among other things, the total loan or private equity transaction size, closing costs, financing amounts, and interest rates and payments. We cannot determine these specific amounts at the present time.

F-26

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3.0% of the financing amount.
●	Underwriting Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty is based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1.0% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.
●	Reimbursement of Closing Costs – expenses reimbursed in connection with closing of a loan or preferred equity investment.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is also entitled to receive a promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (8.0% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular SPE and not by us, and we will not be entitled to these fees. Although the SPE pays these fees, there are instances in which we are the sole member, and have control, of the SPE in connection with an investment in an equity asset.

For the six months ended June 30, 2024, $2 and $1, respectively, was paid to the Manager for property-level asset management services related to La Privada Apartments and The Hamptons Apartments. For the six months ended June 30, 2023, $14 and $7, respectively, was paid to the Manager for property-level asset management services related to La Privada Apartments and The Hamptons Apartments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Second Follow-on Offering. The Company will reimburse the Manager for third-party organization and offering costs it incurs on our behalf. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

F-27

As of June 30, 2024 and December 31, 2023, the Company owed its Manager $58 and $40, respectively, in deferred offering costs. As of June 30, 2024 and December 31, 2023, $3,770 and $3,663, respectively, in offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings. During the six months ended June 30, 2024, $160 of deferred offering costs were repaid to the Manager.

The Company pays the Manager a monthly asset management fee equal to an annualized rate of 1.0% of total equity value, payable in arrears. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding. During the six months ended June 30, 2024 and June 30, 2023, $571 and $608, respectively, of asset management fees were charged by the Manager. As of June 30, 2024 and December 31, 2023, $87 and $98, respectively, of asset management fees remained payable.

For the year ended December 31, 2023, $278 was paid to the Manager in connection with the acquisition of The Acropolis in 2023.

Realty Mogul Commercial Capital, Co.

The Company pays RMCC, an RM Originator, a servicing fee of 0.5% of the principal balance plus accrued interest of each loan or preferred equity investment and any applicable additional amounts associated with such investment for the servicing and administration of certain loans and investments held by us. An RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by the RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the debt or preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at the RM Originator’s sole discretion. During the six months ended June 30, 2024 and June 30, 2023, $8 and $8, respectively, was charged by an RM Originator. As of June 30, 2024 and December 31, 2023, $1 and $1, respectively, remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

The Company also pays an RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.0% of the original principal balance of a non-performing debt or preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of June 30, 2024 and June 30, 2023, there were no special servicing fees paid to an RM Originator.

The Company may pay a prepayment penalty to an RM Originator, which is based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

F-28

RM Communities, LLC

RM Communities is a subsidiary of Realty Mogul, Co. For the six months ended June 30, 2024, acquisition fees in the amount of $392 were paid to RM Communities in connection with the acquisitions of 223 E Town Apartments.

For the six months ended June 30, 2024, $132 was paid to RM Communities for property-level asset management services related to Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows, Bentley Apartments, Haverford Place, Edison Apartments, 223 E Town Apartments, La Privada Apartments and The Hamptons Apartments. For the six months ended June 30, 2023, $102 was paid to RM Communities for property-level asset management services related to Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows, Bentley Apartments, Haverford Place and Edison Apartments.

For the six months ended June 30, 2024, $48 was paid to a subsidiary of RM Communities for promote interest related to Turtle Creek, of which $36 was paid to RM Communities, $2 was paid to Eric Levy and $10 was paid to Jilliene Helman. For the year ended December 31, 2023, $49 was paid to a subsidiary of RM Communities for promote interest related to Turtle Creek and Minnehaha Meadows, of which $37 was paid to RM Communities, $2 was paid to Eric Levy, and $10 was paid to Jilliene Helman.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from an RM Originator or one of its affiliates on commercially reasonable terms. Our second amended and restated limited liability company agreement, as amended, authorizes us to enter into related party loans. Related party loans that, in the aggregate, do not exceed $20,000 and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of our board of managers. All other related party loans would require prior approval from our board of managers. However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time.

In 2019, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24.2% interest in Columbus. The entity’s equity investment in Columbus Office Portfolio was $3,000 as of June 30, 2024 and December 31, 2023.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 27.7% interest in Turtle Creek. The individual investors’ equity investment in Turtle Creek was $2,300 as of June 30, 2024 and December 31, 2023.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 34.7% interest in Kings Landing. The individual investors’ equity investment in Kings Landing was $4,250 as of June 30, 2024 and December 31, 2023.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 37.4% interest in Roosevelt Commons. The individual investors’ equity investment in Roosevelt Commons was $1,916 as of June 30, 2024 and December 31, 2023.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 35.1% interest in Minnehaha Meadows. The individual investors’ equity investment in Minnehaha Meadows was $1,820 as of June 30, 2024 and December 31, 2023.

F-29

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 28.3% interest in Bentley Apartments. The individual investors’ equity investment in Bentley Apartments was $3,150 as of June 30, 2024 and December 31, 2023.

In 2022, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 37.7% interest in Haverford Place. The individual investors’ equity investment in Haverford Place was $5,450 as of June 30, 2024 and December 31, 2023.

In 2022, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 42.1% interest in Edison Apartments. The individual investors’ equity investment in Edison Apartments was $4,000 as of June 30, 2024 and December 31, 2023.

In 2024, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 34.0% interest in 223 E Town Apartments. The individual investors’ equity investment in 223 E Town Apartments was $2,317 as of June 30, 2024.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2024 and 2023, the Company incurred an aggregate of $607 and $399, respectively, to its joint venture partners and affiliates of its joint venture partners of its consolidated joint ventures for management, acquisition and guaranty fees, of which $78 and $58, respectively, are included in asset management fees and $529 and $341, respectively, are included in real estate expenses on the consolidated statements of operations. The aforementioned fees exclude fees earned by RealtyMogul, Co. and affiliates, including our Manager, RM Communities, our Sponsor, RMCC and others.

RM Sponsor, LLC, Shareholder and Sponsor

Our Sponsor, RM Sponsor, LLC, is a shareholder of the Company and held 323 and 313 common shares, respectively, as of June 30, 2024 and December 31, 2023.

Executive Officers of our Manager

As of the date of the filing of this semiannual report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	37	Chief Executive Officer
Eric Levy	37	Managing Director
Tara Horne	39	Chief Compliance Officer
Kevin Moclair	51	Chief Accounting Officer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016 and served as its Chief Financial Officer from October 2018 to February 2022. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Managing Director of our Manager since April 2024. Previously, he served as our Manager’s Vice President, Portfolio Manager from January 2019 to March 2024. Mr. Levy has served as a Managing Director, Asset Management of Realty Mogul, Co. since April 2024. Previously, he served as Vice President, Asset Management of Realty Mogul, Co. from October 2017 to March 2024.

Tara Horne has served as Chief Compliance Officer of our Manager since June 2023.

Kevin Moclair has served as Chief Accounting Officer of our Manager since February 2022.

F-30

Note 9 – Stock Award

For the six months ended June 30, 2024 and the year ended December 31, 2023, the Company issued 1,000 common shares each to Mr. Levy, Ms. Helman and our former independent representative. Compensation expense in the amount of $30 and $32, respectively, was recorded in 2024 and 2023, based on the offering price at the time of issuance of $10.05 and $10.73 per share, respectively, which approximates fair value.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage the Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon the Manager and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2024, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant.

Note 12 - Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 27, 2024, the date the consolidated financial statements were issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure.

F-31

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

2.2	Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

2.3	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)

2.4	Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)

2.5	Third Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on June 19, 2020)

2.6	Fourth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.6 to the Company’s Offering Statement on Form 1-A POS, filed on June 17, 2021)

2.7	Fifth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.7 to the Company’s Offering Statement on Form 1-A, filed on May 6, 2022)

2.8*	Sixth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC

4.1	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on July 26, 2024)

4.2	Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on July 26, 2024)

6.1	Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

6.2	Amended and Restated Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul Commercial Capital, Co. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)

6.3	License Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

6.5	Form of Master Technology and Services Agreement between RM Technologies, LLC, RM Sponsor, LLC and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A POS, filed on April 9, 2024)

6.6	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.7	First Amendment to Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on May 6, 2019)

*Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Income REIT, LLC

By: RM Adviser, LLC, its Manager

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer
Date:	September 27, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer of RM Adviser, LLC	September 27, 2024
Jilliene Helman	(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer of RM Adviser, LLC	September 27, 2024
Kevin Moclair	(Principal Financial Officer and Principal Accounting Officer)